FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of December, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                             TDK Corporation
                                                             (Registrant)

     December 10, 2007
                                       BY:  /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President,
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group


Contacts:

Yoichi Osuga
TDK Corporation
Corporate Communications Dept.

Tel: (81)-3-5201-7102

E-mail; pr@mb1.tdk.co.jp

                           Dissolution of Subsidiary

TOKYO JAPAN, December 10, 2007 ----- TDK Corporation announced that the Board of Directors today resolved to dissolve TDK UK Limited, a consolidated subsidiary of TDK headquartered in the United Kingdom.

Particulars

1. Reason for Dissolution

TDK established TDK UK to sell recording media products in the UK. However, TDK has decided to dissolve TDK UK because of reorganization in the recording media business.

2. Outline of TDK UK

(1) Company name: TDK UK Limited

(2) Headquarters: Hertfordshire, UK

(3) President: Keisuke Igarashi

(4) Business activities: Inactive

(5) Established: October 30, 1973

(6) Capital: GBP3,900,000 (Approx. JPY900 million)

(7) TDK investment ratio: 100% (Indirect ownership)

3. Schedule of Dissolution

In line with UK legal procedures regarding company liquidation, the TDK UK liquidation is scheduled to be completed after May 2008.

4. Impact on TDK

This change will have a negligible impact on TDK's consolidated results.